Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Sequenom, Inc. for the registration of shares of common stock, shares of preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 17, 2008, with respect to the consolidated financial statements and schedule of Sequenom, Inc. and the effectiveness of internal control over financial reporting of Sequenom, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

June 20, 2008